File No. 070-10268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________________________________

FORM U-1

Amendment No. 1

to

APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

______________________________________________

CLECO CORPORATION

2030 Donahue Ferry Road
Pineville, Louisiana 71360
(318) 484-7400

 (Names of companies filing this statement and address of principal executive offices)

______________________________________________

R. O'Neal Chadwick Jr., Esq.
Cleco Corporation
2030 Donahue Ferry Road
Pineville, Louisiana  71360

(Name and address of agent for service)

_______________________________________________

The Commission is requested to send copies of all notices, orders and other communications in connection with this Application/Declaration to:

R. O'Neal Chadwick Jr., Esq. Cleco Corporation 2030 Donahue Ferry Road Pineville, Louisiana 71360	Robert F. Shapiro, Esq. Adam Wenner, Esq. Chadbourne & Parke LLP 1200 New Hampshire Avenue, NW Washington, D.C. 20036

TABLE OF CONTENTS
		Page
ITEM 6.	EXHIBITS AND FINANCIAL STATEMENTS	4
6.1	Exhibits	4
6.2	Financial Statements	4

Explanatory Note

This amendment No. 1 to Cleco Corporation's U-1 Application or Declaration Under the Public Utility Holding Company Act of 1935 filed on November 22, 2004, is made to file Exhibit 6.1-F (Opinion of Counsel).

ITEM 6.	EXHIBITS AND FINANCIAL STATEMENTS
6.1 Exhibits
A-1	First Amended and Restated Articles of Organization of CLECO Midstream Resources LLC (previously filed)
Article of Organization of Perryville Energy Holdings LLC (previously filed)
Perryville Energy Partners, LLC, Amended and Restated Limited Liability Company Agreement (previously filed)
B	Not Applicable
C	Not Applicable
D-1	Petition for Declaratory Order Disclaiming Jurisdiction, filed with FERC on July 14, 2004 (previously filed)
D-2	Order Disclaiming Jurisdiction Over Disposition of Generating Facility, issued by FERC October 6, 2004 (previously filed)
E

Because Perryville does not have a service area, Applicants request waiver of the requirement to submit a map showing the interconnection or relationship of the properties of Perryville and Cleco Power

F	Opinion of Counsel
G	Proposed Form of Federal Register notice (previously filed)

6.2 Financial Statements
FS-1

Consolidated balance sheet and income statement as of and for the fiscal year ended December 31, 2003 (incorporated by reference to Cleco Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 001-15759)

FS-2

Consolidated balance sheet and income statement as of and for the nine months ended September 30, 2004 (incorporated by reference to Cleco Corp.'s Quarterly Report on Form 10-Q for the period ended September 30, 2004, File No. 001-15759)

SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

By:  /s/  Kathleen F. Nolen

        Name:  Kathleen F. Nolen

        Title:     Senior Vice President and Chief Financial Officer